

Mail Stop 3720

July 30, 2008

Brook W. Lang
Chief Executive Officer
North Coast Partners, Inc.
909 Logan Street, Suite 7J
Denver, Colorado 80203

      Re: North Coast Partners, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 16, 2008
           File No. 000-29397

Dear Mr. Lang:

      The Division of Corporation Finance has completed its review of your Preliminary Proxy Statement on Schedule 14A and related filings and does not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director